# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: 51Talk Online Education Group, CIK 0001659494
CUSIP: 16954L204
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 24 Raffles Place, #17-04 Clifford Center, Singapore, Singapore (U0), 048621
Date of event which requires filing of this statement: 12/31/2024
Filed by CIK 0002029760
Persons authorized to receive notices and communications: Jack Jiajia Huang, 24 Raffles Place, #17-04 Clifford Center, Singapore, Singapore (U0), 048621, 0065 6991 2347

## Reporting persons
- Jack Jiajia Huang (CIK 0002029760): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: personal funds (PF); sole voting power 21,488,940; shared voting power 86,690,644; sole dispositive power 21,488,940; shared dispositive power 86,690,644; aggregate amount beneficially owned 108,179,584 (31.3% of the class)
  Comment: Note to 7 and 9: Represents (i) 7,111,380 Class A ordinary shares in the form of ADSs purchased by Jack Jiajia Huang in the open market, and (ii) 14,377,560 Class A ordinary shares in the form of ADSs purchased by HH Talent Limited in the open market.
  
  Note to 8 and 10: Represents (i) 186,180 Class A ordinary shares in the form of ADSs held by Jack Jiajia Huang, (ii) 39,914,040 Class A ordinary shares in the form of ADSs held by Dasheng Global Limited, (iii) 274,980 Class A ordinary shares issuable to Dasheng Global Limited upon the vesting of restricted share units within 60 days after February 28, 2025, (iv) 322,320 Class A ordinary shares in the form of ADSs held by Ting Shu, (v) 67,380 Class A ordinary shares issuable to Ting Shu upon the vesting of restricted share units within 60 days after February 28, 2025, (vi) 30,390,321 Class B ordinary shares held by Dasheng Global Limited, and (vii) 15,535,423 Class B ordinary shares held by Dasheng Online Limited.
  
  Note to 11: Represents (i) 7,297,560 Class A ordinary shares in the form of ADSs held by Jack Jiajia Huang, (ii) 39,914,040 Class A ordinary shares in the form of ADSs held by Dasheng Global Limited, (iii) 274,980 Class A ordinary shares issuable to Dasheng Global Limited upon the vesting of restricted share units within 60 days after February 28, 2025, (iv) 14,377,560 Class A ordinary shares in the form of ADSs purchased by HH Talent Limited, (v) 322,320 Class A ordinary shares in the form of ADSs held by Ting Shu, (vi) 67,380 Class A ordinary shares issuable to Ting Shu upon the vesting of restricted share units within 60 days after February 28, 2025, (vii) 30,390,321 Class B ordinary shares held by Dasheng Global Limited, and (viii) 15,535,423 Class B ordinary shares held by Dasheng Online Limited.
- Dasheng Global Limited (CIK 0001698047): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 70,579,341; sole dispositive power 0; shared dispositive power 70,579,341; aggregate amount beneficially owned 70,579,341 (20.4% of the class)
  Comment: Note to 8, 10, and 11: Represents (i) 39,914,040 Class A ordinary shares in the form of ADSs held by Dasheng Global Limited, (ii) 274,980 Class A ordinary shares issuable to Dasheng Global Limited upon the vesting of restricted share units within 60 days after February 28, 2025, and (iii) 30,390,321 Class B ordinary shares held by Dasheng Global Limited.
- Dasheng International Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 86,690,644; sole dispositive power 0; shared dispositive power 86,690,644; aggregate amount beneficially owned 86,690,644 (25.1% of the class)
  Comment: Note to 8, 10, 11: Represents (i) 186,180 Class A ordinary shares in the form of ADSs held by Jack Jiajia Huang, (ii) 39,914,040 Class A ordinary shares in the form of ADSs held by Dasheng Global Limited, (iii) 274,980 Class A ordinary shares issuable to Dasheng Global Limited upon the vesting of restricted share units within 60 days after February 28, 2025, (iv) 322,320 Class A ordinary shares in the form of ADSs held by Ting Shu, (v) 67,380 Class A ordinary shares issuable to Ting Shu upon the vesting of restricted share units within 60 days after February 28, 2025, (vi) 30,390,321 Class B ordinary shares held by Dasheng Global Limited, and (vii) 15,535,423 Class B ordinary shares held by Dasheng Online Limited.
- TB Family Trust: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 86,690,644; sole dispositive power 0; shared dispositive power 86,690,644; aggregate amount beneficially owned 86,690,644 (25.1% of the class)
  Comment: Note to 8, 10 and 11: Represents (i) 186,180 Class A ordinary shares in the form of ADSs held by Jack Jiajia Huang, (ii) 39,914,040 Class A ordinary shares in the form of ADSs held by Dasheng Global Limited, (iii) 274,980 Class A ordinary shares issuable to Dasheng Global Limited upon the vesting of restricted share units within 60 days after February 28, 2025, (iv) 322,320 Class A ordinary shares in the form of ADSs held by Ting Shu, (v) 67,380 Class A ordinary shares issuable to Ting Shu upon the vesting of restricted share units within 60 days after February 28, 2025, (vi) 30,390,321 Class B ordinary shares held by Dasheng Global Limited, and (vii) 15,535,423 Class B ordinary shares held by Dasheng Online Limited.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Name of issuer: 51Talk Online Education Group
Address of issuer's principal executive offices: 24 Raffles Place, #17-04 Clifford Center, Singapore, Singapore (U0), 048621
Comment: Pursuant to Rule 13d-2 promulgated under the Act, this Amendment No. 8 to Statement on Schedule 13D (this "Amendment") amends and supplements the Statement on Schedule 13D originally filed with the U.S. Securities and Exchange Commission on July 25, 2022, as amended by Amendment No. 1 thereto filed on October 5, 2022, by Amendment No. 2 thereto filed on July 10, 2023, by Amendment No. 3 thereto filed on November 29, 2023, by Amendment No. 4 thereto filed on February 22, 2024, by Amendment No. 5 thereto filed on July 11, 2024, by Amendment No. 6 thereto filed on October 10, 2024, and by Amendment No. 7 thereto filed on December 17, 2024 (as so amended, the "Statement"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Statement. All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Statement.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D amendment is being filed by Jack Jiajia Huang, Dasheng Global Limited, Dasheng International Holdings Limited and TB Family Trust (the "Reporting Persons", and each, a "Reporting Person").
Residence or business address: The business address of each Reporting Person is 24 Raffles Place #17-04 Clifford Centre, Singapore 048621.
Present principal occupation or employment:
Mr. Huang is the founder, chairman and chief executive officer of the Issuer.

Each of Dasheng Global Limited and HH Talent Limited is a British Virgin Islands company. Mr. Huang is the sole director of Dasheng Global Limited and HH Talent Limited. Dasheng Online Limited is a British Virgin Islands company, and Ms. Shu is the sole director of Dasheng Online Limited. Each of Dasheng Global Limited and Dasheng Online Limited is wholly beneficially owned by Dasheng International Holdings Limited, which is in turn wholly owned by TB Family Trust, for which TMF (Cayman) Ltd. acts as the trustee (the "Trustee"). HH Talent Limited is wholly beneficially owned by HH Talent Holdings Limited, which is in turn wholly owned by HH Talent Trust, for which the Trustee also acts as the trustee. S.B. Vanwall Ltd., appointed by the Trustee, is the sole director of Dasheng International Holdings Limited and HH Talent Holdings Limited. The settlors of TB Family Trust are Mr. Huang and Ms. Shu. Mr. Huang, Ms. Shu and their family members are beneficiaries under TB Family Trust. Pursuant to Section 13(d) of the Exchange Act, and the rules promulgated thereunder, Dasheng International Holdings Limited, TB Family Trust, the Trustee, Mr. Huang and Ms. Shu may be deemed to be a group, and each member of such group may be deemed to beneficially own all of the ordinary shares beneficially owned by other members constituting such group. All shares beneficially owned by TB Family Trust are beneficially owned by the Trustee solely in its capacity as trustee of TB Family Trust. Accordingly, the Trustee, solely in its capacity as trustee of TB Family Trust, may be deemed to beneficially own all ordinary shares of the Issuer that are beneficially owned by TB Family Trust. However, the Trustee disclaims beneficial ownership of all ordinary shares of the Issuer. The settlor of HH Talent Trust is Mr. Huang. Mr. Huang and his family members are beneficiaries under HH Talent Trust. Pursuant to Section 13(d) of the Exchange Act, and the rules promulgated thereunder, HH Talent Holdings Limited, HH Talent Trust, the Trustee, Mr. Huang may be deemed to be a group, and each member of such group may be deemed to beneficially own all of the ordinary shares beneficially owned by other members constituting such group. All shares beneficially owned by HH Talent Trust are beneficially owned by the Trustee solely in its capacity as trustee of HH Talent Trust. Accordingly, the Trustee, solely in its capacity as trustee of HH Talent Trust, may be deemed to beneficially own all ordinary shares of the Issuer that are beneficially owned by HH Talent Trust. However, the Trustee disclaims beneficial ownership of all ordinary shares of the Issuer.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Huang is a citizen of the People's Republic of China.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Dasheng Global Limited entered into Rule 10b5-1 trading plans, dated as of March 31, 2022 and June 30, 2022, respectively, with Tiger Brokers (Singapore) Pte Ltd (the "Trading Plans"). Under the Trading Plans, Dasheng Global Limited proposes to purchase a total of 1,100,000 ADSs of the Issuer. Pursuant to the Trading Plans, through the date hereof, Dasheng Global Limited has purchased 1,025,415 ADSs in the open market for approximately US$1.6 million, using its capital from previous disposition of its holding of the Issuer's ADSs. On December 15, 2022, the Issuer effected a change of the ratio of its ADSs to Class A ordinary shares from one ADS representing fifteen Class A ordinary shares to one ADS representing sixty Class A ordinary shares.

In addition, from March 28, 2022 through September 19, 2022, Dasheng Global Limited purchased a total of 562,106 ADSs of the Issuer in the open market for approximately US$0.9 million, using its capital from previous disposition of its holding of the Issuer's ADSs. From September 20, 2022 through June 30, 2023, Dasheng Global Limited purchased a total of 102,984 ADSs of the Issuer in the open market for approximately US$0.7 million using its own capital. From August 31, 2023 through September 23, 2023, Dasheng Global Limited purchased a total of 26,315 ADSs of the Issuer in the open market for approximately US$0.2 million, using its own capital.

Dasheng Global Limited entered into a Rule 10b5-1 trading plan, dated as of June 30, 2023, with Tiger Brokers (Singapore) Pte Ltd (the "2023 Trading Plan"). Under the 2023 Trading Plan, Dasheng Global Limited proposes to purchase a total of 250,000 ADSs of the Issuer. Pursuant to the 2023 Trading Plan, Dasheng Global Limited has purchased 103,223 ADSs in the open market for approximately US$0.8 million from October 20, 2023 through February 20, 2024, using its own capital.

From June 14, 2024 through June 29, 2024, Mr. Jack Jiajia Huang purchased a total of 53,827 ADSs of the Issuer in the open market for approximately US$0.5 million, using his own capital. From August 27, 2024 through September 30, 2024, Mr. Jack Jiajia Huang purchased a total of 64,696 ADSs of the Issuer in the open market for approximately US$1.0 million, using his own capital.

HH Talent Limited entered into a Rule 10b5-1 trading plan, dated as of June 27, 2024, with Tiger Brokers (Singapore) Pte Ltd (the "2024 Trading Plan"). Under the 2024 Trading Plan, HH Talent Limited proposes to purchase a total of 250,000 ADSs of the Issuer. Pursuant to the 2024 Trading Plan, HH Talent Limited has purchased 239,626 ADSs in the open market for approximately US$4.2 million from October 24, 2024 through March 12, 2024, using its own capital.

Apart from the foregoing open-market purchases, (i) the 274,980 Class A ordinary shares of the Issuer issuable upon the vesting of restricted share units within 60 days after the date hereof, to be held by Dasheng Global Limited, the 2,149,920 Class A ordinary shares of the Issuer in the form of ADSs held by Dasheng Global Limited, and the 186,180 Class A ordinary shares of the Issuer in the form of ADSs held by Mr. Huang are shares issuable or issued to Mr. Huang pursuant to share awards granted under the Issuer's share incentive plans, (ii) the 67,380 Class A ordinary shares of the Issuer issuable to Ms. Shu upon the vesting of restricted share units and the 322,320 Class A ordinary shares of the Issuer in the form of ADSs held by Ms. Shu, are shares issuable or issued to Ms. Shu pursuant to share awards granted under the Issuer's share incentive plans, and (iii) the 30,390,321 Class B ordinary shares of the Issuer and the 15,535,423 Class B ordinary shares of the Issuer have been held by Dasheng Global Limited and Dasheng Online Limited, respectively, since the completion of the initial public offering of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Schedule I

60-Day Trading History

Amount of ADSs (Each Representing
60 Class A Ordinary Shares) Weighted Average Price Per ADS
Trade Date Purchased (US$)
January 13, 2025 7 19.99
January 14, 2025 1,765 19.98
January 15, 2025 6,470 19.88
January 16, 2025 3,483 19.99
January 17, 2025 1,544 19.98
January 21, 2025 2,538 19.82
January 22, 2025 938 19.79
January 23, 2025 6,338 19.91
January 24, 2025 1,978 19.85
January 27, 2025 9,458 19.29
January 28, 2025 685 19.79
January 29, 2025 12,732 19.86
January 30, 2025 1,490 19.93
January 31, 2025 1,412 19.97
February 03, 2025 2,612 19.93
February 04, 2025 603 19.96
February 11, 2025 453 19.91
February 19, 2025 1,206 20.00
February 20, 2025 1,358 20.00
February 21, 2025 3,147 19.99
February 24, 2025 2,107 19.94
February 25, 2025 2,000 19.81
March 07, 2025 5,970 19.09
March 10, 2025 6,259 19.51
March 11, 2025 750 19.99
March 12, 2025 556 19.92

The above transactions were effected by HH Talent Limited in the open market.

## Signatures
- Jack Jiajia Huang: /s/ Jack Jiajia Huang, Jack Jiajia Huang (03/26/2025)
- Dasheng Global Limited: /s/ Jack Jiajia Huang, Jack Jiajia Huang/Director (03/26/2025)
- Dasheng International Holdings Limited: /s/ S.B. Vanwall Ltd., S.B. Vanwall Ltd./Director (03/26/2025)
- TB Family Trust: /s/ TMF (Cayman) Ltd., TMF (Cayman) Ltd./Trustee (03/26/2025)